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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM T-3/A

                                (Amendment No. 2)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------

                              CARMIKE CINEMAS, INC.
                               (Name of Applicant)

                                1301 First Avenue
                          Columbus, Georgia 31901-2109
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

         Title of Class                                 Amount
         --------------                                 ------
10 3/8% Senior Subordinated Notes       Up to a maximum aggregate principal
Due 2009                                amount of $154,315,000

                        --------------------------------

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), presently anticipated to be on or about January 15, 2001.

                        --------------------------------

                                Martin A. Durant
     Senior Vice President of Finance, Chief Financial Officer and Treasurer
                              Carmike Cinemas, Inc.
                                1301 First Avenue
                          Columbus, Georgia 31901-2109
                     (Name and Address of Agent for Service)


                                 With copies to:

                              George A. Davis, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153


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The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

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                                   FORM T-3/A

Explanatory Note.

         This Amendment No. 2 to Form T-3 is being filed solely for the purposes of amending the description of "Events of Default; Withholding of Notice" under
Item 8.

                              INDENTURE SECURITIES

ITEM 8. Analysis of Indenture Provisions.

         The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         Events of Default; Withholding of Notice.

         Events of Default under the Indenture occur if: (1) default for 30 days in the payment of any interest on the New Senior Subordinated Notes after such interest becomes due and payable; (2) there is a default in the payment of any principal of, or premium, if any, on the New Senior Subordinated Notes when the same becomes due and payable; (3) the Applicant or any of its Restricted Subsidiaries fails to comply with the restrictions concerning certain payments, incurrence of certain indebtedness and issuance of preferred stock, offer to repurchase the New Senior Subordinated Notes upon a change of control, asset sales, limitations on dividend and other payment restrictions affecting subsidiaries, and merger, consolidation, or sale of assets contained in the Indenture; (4) the Applicant or any of its Restricted Subsidiaries defaults in the observance or performance of any other covenant, representation, warranty or agreement contained in the New Senior Subordinated Notes or the Indenture for 60 days after notice from the Trustee or the holders of at least 25% in aggregate principal amount of the New Senior Subordinated Notes then outstanding; (5) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries, which default (A) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period, if any on the date of such default (a "Payment Default") or (B) results in the acceleration of such Indebtedness prior to the express maturity thereof and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness which has so had a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;
(6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 consecutive days, provided that the aggregate of all such undischarged judgments exceeds $10.0 million; (7) the Applicant or any Subsidiary pursuant to or within the meaning of any bankruptcy law, other than the Plan and the proceedings related thereto: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors or (E) generally is not paying its debts as they become due; (8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that remains unstayed and in effect for 60 consecutive days and: (A) is for relief against the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary in an involuntary case, (B) appoints a custodian of the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary or for all or substantially all of the property of the Company or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary, or (C) orders the liquidation of the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary; and (9) except as permitted by the Indenture, any Note Guarantee of any Significant Restricted Subsidiary is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Restricted Subsidiary, or any

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Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under such Guarantor's Note Guarantee.

         The Trustee may withhold from holders of the New Senior Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.


















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

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Carmike Cinemas, Inc., a Delaware corporation, has duly caused this Amendment No. 2 to the Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Columbus, and State of Georgia, on the 21st day of December, 2001.


(Seal)                       CARMIKE CINEMAS, INC.

                             By:  /s/ Martin A. Durant
                                ---------------------------------------------
                             Name:    Martin A. Durant
                             Title:   Senior Vice President, Chief Financial
                                      Officer and Treasurer


Attest:  /s/ F. Lee Champion, III
       ----------------------------------------------
Name:    F. Lee Champion, III
Title:   Senior Vice President, General Counsel
         and Secretary











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